

April 27, 2012

Mr. N. Keith McKey
Chief Financial Officer
Eastgroup Properties, Inc.
190 East Capitol Street, Suite 400
Jackson, Mississippi 39201

  Re: Eastgroup Properties, Inc.
    Form 10-K for the year ended December 31, 2011
    Filed on February 23, 2012
    File No. 001-07094

Dear Mr. N. Keith McKey:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin Woody

        Kevin Woody
        Branch Chief